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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                          (Amendment No. __)


                             ANESTA CORP.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               034603100
                            (CUSIP Number)

                           December 31, 1999
        (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]      Rule 13d-1(b)

          [ ]      Rule 13d-1(c)

          [ ]      Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 034603100                SCHEDULE 13G                  Page 2 of 8


 1    Name of Reporting Person                WENTWORTH, HAUSER & VIOLICH

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                    California,
                                                            United States

   NUMBER OF        5    Sole Voting Power                      1,013,645
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                            0

                    7    Sole Dispositive Power                 1,013,645

                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each
       Reporting Person                                         1,013,645

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               7.6%

 12    Type of Reporting Person                                        IA


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CUSIP 034603100                SCHEDULE 13G                  Page 3 of 8


 1    Name of Reporting Person                 LAIRD NORTON TRUST COMPANY
                                                               OF SEATTLE
      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                    Washington,
                                                            United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                    1,013,645

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each
       Reporting Person                                         1,013,645

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               7.6%

 12    Type of Reporting Person                                        OO

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CUSIP 034603100                SCHEDULE 13G                  Page 4 of 8

Item 1(a). Name of Issuer.

           Anesta Corp.

Item 1(b). Address of Issuer's Principal Executive Offices.

           4745 Wiley Post Way
           Plaza 6, Suite 650
           Salt Lake City, UT  84116

Item 2(a). Names of Persons Filing.

           Wentworth, Hauser & Violich ("Wentworth").

           Laird Norton Trust Company of Seattle ("LNTC")

Item 2(b). Address of Principal Business Office or, if none,
           Residence.

           The Address of Wentworth is:

           333 Sacramento Street
           San Francisco, CA  94111

           The Address of LNTC is:

           Laird Norton Trust Company
           801 Second Ave., Suite 1600
           Seattle, WA  98104

Item 2(c). Citizenship.

           United States.

Item 2(d). Title of Class of Securities.

           Common Stock

Item 2(e). CUSIP Number.

           034603100

Item 3.    Type of Reporting Person.

           If this statement is filed pursuant to Sections
           240.13d-1(b) or 240.13d-2(b) or (c), check whether
           the person filing is a:

           (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b)[ ] Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C. 78c).

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CUSIP 034603100                SCHEDULE 13G                  Page 5 of 8

           (c)[ ] Insurance company as defined in section
              3(a)(19) of the Act (15 U.S.C. 78c).

           (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
              80a-8).

           (e)[ ] An investment adviser in accordance with
              Section 240.13d-1(b)(1)(ii)(E);

           (f)[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g)[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h)[ ] A savings associations as defined in Section
              3(b) of the Federal Deposit Insurance Act (12
              U.S.C. 1813);

           (i)[ ] A church plan that is excluded from the definition of an investment company under section
              3(c)(14) of the Investment Company Act of 1940 (15
              U.S.C. 80a-3);

           (j)[x] Group, in accordance with Section
	      240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Section
	      240.13d-1(c), check this box.  [ ]

Item 4.    Ownership.

           Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

           Because Wentworth is a wholly owned subsidiary of LNTC, it is possible that LNTC may be deemed a beneficial owner of the Company's shares held by Wentworth by virtue the definition of "Beneficial Ownership" in Rule 13d-3 under the Securities Exchange Act of 1934. Although Wentworth and LNTC are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by LNTC that it is a beneficial owner of any securities of the Company held by Wentworth.

           In addition, it is possible that the individual general partners, directors, executive officers, members, and/or managers of Wentworth or LNTC might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the

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CUSIP 034603100                SCHEDULE 13G                  Page 6 of 8

securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another
           Person.

           Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this
Schedule 13G pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP 034603100                SCHEDULE 13G                  Page 7 of 8


                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                           WENTWORTH HAUSER & VOILICH


                           By:  /s/ Bradford Hall
                           __________________________________
                           Title: Vice President
                           __________________________________
DATED:  February 11, 2000

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CUSIP 034603100                SCHEDULE 13G                  Page 8 of 8


                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           LAIRD NORTON TRUST COMPANY OF SEATTLE



                           By:  /s/ Michael Ringger
                           ________________________________________
                           Michael Ringger, Chief Financial Officer

DATED:  February 11, 2000